Consent of Independent Registered Public Accounting Firm
The Board of Directors
Aurora Cannabis Inc.
We consent to the use of:
•our report dated September 27, 2021 on the consolidated financial statements of Aurora Cannabis Inc. (the Company) which comprise the consolidated statements of financial position as at June 30, 2021 and June 30, 2020, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended June 30, 2021, and the related notes (collectively the “consolidated financial statements”), and
•our report dated September 27, 2021 on the effectiveness of the Company’s internal control over financial reporting as of June 30, 2021 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended June 30, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-254096 and 333-249680) on Form F-10/A of the Company.

/s/ KPMG LLP
Chartered Professional Accountants

September 27, 2021
Vancouver, Canada